Legal Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Carolyn E. Augur
Assistant Vice President
and Senior Counsel
Phone: 860-466-1111
Carolyn.Augur@LFG.com

VIA EDGAR & email

August 5, 2021

Patrick F. Scott, Esq.
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-8629

Re:            The Lincoln National Life Insurance Company
Lincoln Life Variable Annuity Account N
Post-Effective Amendment No. 17
File No. 333-214143

Dear Mr. Scott:

This letter is in response to your comments on the above-referenced filing, received on August 4, 2021.  It is our intent to file a subsequent amendment under Rule 485(b) to include required financials and our auditor’s consent. The filing will be submitted on August 13 and will be tagged to go effective on August 20.

1.	Comment: Please confirm supplementally that the following items relating to the Rate Sheet prospectus supplement are accounted for as described.
a.	The underlying prospectus should describe:
i.	how the Rate Sheets work;
ii.	how a contractowner can obtain current rates;
iii.	that fees and rates may change;
iv.	how existing contractowners can obtain the rate applicable to them from a non-EDGAR location.
b.	Historic rates should be discussed in the prospectus.
c.
The Rate Sheet should identify its purpose, the date of applicability, and that it can be superseded, if applicable, and should clearly describe the rider fees or withdrawal percentages, just as though they were included in the body of the filing.

d.	The Rate Sheet should be presented on top of the prospectus and delivered to the contractowner along with the prospectus.

Response:
a.	Each item on this checklist is accounted for in the prospectus, in a section titled Living Benefit Rider – Rate Sheets.
b.
It is Lincoln’s practice to include historic rates for previous effective periods in an appendix to the prospectus. In this instance, however, this particular rider has never been offered before, so there are currently no historic rates. As the rider is sold and rates are changed, the historic rates will be added to an appendix.

c.	The Rate Sheet clearly identifies each item mentioned in this comment.
d.	The rate sheet is presented and delivered according to these guidelines.

2.	Comment: Rate Sheet
a.	Fill in the missing information on the Rate Sheet.
b.	Given that the Rate Sheet uses an approach that allows rates to be superseded, please give the statement “The rates in this Rate Sheet can be superseded” more prominence.

Response:
a.	The missing information has been filled in.
b.	The statement has been bolded.

Please contact me at (860) 466-1111 with any questions or comments. Thank you for your assistance.

Sincerely,

Carolyn E. Augur
Carolyn E. Augur